UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

October 2018

Date of Report (Date of Earliest Event Reported)

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. Miraflores 9153

Renca

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐	No ☒

MATERIAL EVENT

CORPORATE NAME	:	EMBOTELLADORA ANDINA S.A.
SECURITIES REGISTRY	:	00124
TAXPAYER I.D.	:	91.144.000-8

By virtue of the stipulations in Article 9 and subparagraph 2 of Article 10 of Law 18,045, and the provisions in General Rule No. 30 of the Chilean Superintendence of Securities and Insurance, (Comisión para el Mercado Financiero), and being duly empowered to this effect by the Board of Directors, I hereby report the following regarding Embotelladora Andina S.A. (the “Company”), its business, its securities or tender offer, as a material event:

On August 30, 2018, the Company registered two lines of bonds with the Comisión para el Mercado Financiero: one for 10 years (Nº 911), and the other one for 30 years (Nº 912). The maximum amount of outstanding principal for both lines, considered together, is up to 10,000,000 Unidades de Fomento (“UFs”).

On October 5°, 2018, the Company carried out the first placement in the local market of the dematerialized bearer bonds, with charge to the line N°912, whose most significant conditions are as follows:

•                  Series F Bonds, código nemotécnico BANDI-F, issued with charge to bond line nº 912 for a total amount of 5,700,000 UFs, expiring on September 25, 2039; in which a 2.83% placement rate was obtained.

All funds obtained from said placement, will be used to finance the cash tender offer (the “Tender Offer”) for a partial purchase of its 5.000% Senior Notes due 2023.

The commencement of the Tender Offer was previously announced to the Comisión para el Mercado Financiero on September 20, 2018, and as stated at that time, it is subject to completion of certain conditions precedents, including one or more capital markets transactions and other conditions precedent set forth in an Offer to Purchase issued under the laws of the State of New York, United States of America.

For more information regarding the current state of the above-mentioned Offer to Purchase, please find attached the Press Release issued by the Company, which shall be treated as if fully incorporated into the body of this Material Event.

Santiago, October 5, 2018.

Jaime Cohen Arancibia

Corporate Legal Officer

Embotelladora Andina S.A.

MEDIA RELEASE

EMBOTELLADORA ANDINA ANNOUNCES RESULTS OF OFFER TO PURCHASE FOR CASH CERTAIN OF ITS DEBT SECURITIES

SANTIAGO, CHILE, October 4, 2018: Embotelladora Andina S.A. (the “Company”), a Chilean publicly held corporation, announced today the early results for its previously announced offer to purchase (the “Tender Offer”) for cash up to US$210,000,000 in aggregate principal amount (the “Tender Cap”) of its outstanding 5.000% Senior Notes due 2023 (the “Notes”). The Tender Offer is being made pursuant to an Offer to Purchase, dated September 20, 2018 (the “Offer to Purchase”), which sets forth the terms of the Tender Offer.

As set forth in the table below, as of 5:00 p.m., New York time, on October 3, 2018 (the “Early Participation Date”), the Company has received tenders of US$441,729,000 aggregate principal amount of Notes. The aggregate principal amount of tendered Notes exceeds the Tender Cap. Based on the Tender Cap and the proration terms of the Tender Offer, and subject to the satisfaction or waiver by the Company of the Financing Condition and the General Conditions (as such terms are defined in the Offer to Purchase), the Company shall accept for purchase Notes in aggregate principal amount up to the Tender Cap, resulting in a Total Consideration of US$221,287,500, plus Accrued Interest (as defined herein). Subject to the satisfaction or waiver by the Company of the aforementioned conditions, the Notes that have been validly tendered and not withdrawn at or prior to the Early Participation Date and that are accepted in the Tender Offer will be purchased, retired and cancelled on the early settlement date, which is expected to occur on or about October 10, 2018 (the “Early Settlement Date”). We reserve the right, subject to applicable law, to extend the Early Settlement Date to a later date and time as announced by us, in accordance with the Offer to Purchase.

Title of Security	CUSIP	ISIN	Aggregate Principal Amount Outstanding		Tender Cap		Aggregate Principal Amount Tendered as of the Early Participation Date		Aggregate Principal Amount to be Accepted for Purchase as of the Early Participation Date(1)		Total Consideration(1)(2)(3)
5.000% Senior Notes due 2023	144A: 29081P AE5 Reg S: P3697U AD0	144A: US29081PAE51 Reg S: USP3697UAD02	US$	575,000,000	US$	210,000,000	US$	441,729,000	US$	210,000,000	US$	221,287,500

(1)             Subject to the satisfaction or waiver by the Company of the Financing Condition and the General Conditions (as such terms are defined in the Offer to Purchase).

(2)             US$1,053.75 per US$1,000 principal amount of Notes tendered and accepted for purchase by the Company, excluding Accrued Interest (as defined herein).

(3)             Includes an early participation payment of US$30.00 per US$1,000 principal amount of Notes tendered and accepted for purchase by the Company (the “Early Participation Payment”).

The Tender Offer is scheduled to expire at 11:59 p.m., New York City time, on October 18, 2018, unless extended or earlier terminated by the Company (such time, the “Expiration Date”). Because the aggregate principal amount of Notes tendered at or prior to the Early Participation Date exceeded the Tender Cap, the Company does not expect to accept for purchase any additional Notes in the Tender Offer. Withdrawal rights for the Tender Offer have expired and have not been extended.

Subject to the satisfaction or waiver by the Company of the Financing Condition and the General Conditions (as such terms are defined in the Offer to Purchase), holders of Notes who validly tendered and did not withdraw their Notes on or prior to the Early Participation Date, and whose Notes are accepted for purchase (subject to the Tender Cap and proration), will be entitled to receive on the Early Settlement Date a Total Consideration of US$1,053.75 per US$1,000 principal amount of Notes accepted for purchase by the Company, which includes the Early Participation Payment. In addition to the Total Consideration, accrued and unpaid interest will be paid on all Notes validly tendered and accepted for purchase from the applicable last interest payment date to, but not including, the Early Settlement Date (the “Accrued Interest”).

Holders who have not already tendered their Notes may continue to do so at any time prior to the Expiration Date, but to the extent such Notes are validly tendered and accepted for purchase, such holders will be entitled to receive only the tender offer consideration, which is equal to the Total Consideration less the Early Participation Payment (the “Tender Offer Consideration”). However, because the aggregate principal amount of Notes validly tendered at or prior to the Early Participation Date exceeds the Tender Cap, the Company does not expect to accept for purchase any additional Notes in the Tender Offer.

The Company has retained Itau BBA USA Securities, Inc. (“Itaú BBA”), J.P. Morgan Securities LLC (“J.P. Morgan”) and Santander Investment Securities Inc. (“Santander”) as the Dealer Managers for the Tender Offer. Global Bondholder Services Corporation (“GBSC”) is acting as the Information Agent and Depositary for the Tender Offer. For additional information regarding the terms of the Tender Offer, please contact any of Itaú BBA at (888) 770-4828 (toll-free) or (212) 710-6749 (collect), J.P. Morgan at (866) 846-2874 (toll-free) or (212) 834-7279 (collect), or Santander at (855) 404-3636 (toll-free) or (212) 940-1442 (collect). Requests for documents and questions regarding the tendering of Notes may be directed to GBSC by telephone at (866)-470-3700 (toll-free) or (212)-430-3774 (collect), facsimile at (212) 430-3775/3779, or by email at contact@gbsc-usa.com.

This news release does not constitute an offer or an invitation to participate in the Tender Offer. The Tender Offer is being made pursuant to the Offer to Purchase, a copy of which has been delivered to holders of the Notes, and which sets forth the complete terms and conditions of the Tender Offer. Holders are urged to read the Offer to Purchase carefully before making any decision with respect to their Notes.

The Tender Offer is not being made to, nor will the Company accept tenders of Notes from, holders in any jurisdiction in which it is unlawful to make such an offer. None of the Company, their board of directors, the Dealer Managers, the Information Agent and Depositary or the trustee for the Notes makes any recommendation as to whether holders should tender Notes in response to the Tender Offer.

Certain statements in this press release, including those describing the completion of the Tender Offer, constitute forward-looking statements. These statements are not historical facts but instead represent only the Company’s belief regarding future events, many of which, by their nature, are inherently uncertain and outside the Company’s control. It is possible that actual results will differ, possibly materially, from the anticipated results indicated in these statements.

Media Contact:

Paula Vicuña

Phone number:  (+56 2) 2338-0520

Email: paula.vicuna@koandina.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.

By:	/s/ Jaime Cohen
Name:	Jaime Cohen
Title:	Chief Legal Officer

Santiago, October 5, 2018